

Mail Stop 3561

October 24, 2007

<u>Via Fax & U.S. Mail</u>

Mr. Joey Schwartz
Chief Financial Officer
Environmental Solutions Worldwide, Inc.
335 Connie Cr.
Concord Ontario Canada L4K 5R2

      Re: **Environmental Solutions Worldwide, Inc.**
              Form 10-KSB for the year ended December 31, 2006
              File No. 000-30392

Dear Mr. Schwartz:

      We have completed our review of your Form 10-KSB and related filings and have no further comments at this time.

                    Sincerely,

                    David R. Humphrey
                    Branch Chief